Exhibit 99.1

(in millions)

	Six Months Ended	Year Ended	Year Ended
	6/30/2018	12/31/2017	12/31/2016
Earnings:
Net increase in stockholders’ equity resulting from operations	$496	$667	$474
Income tax expense, including excise tax	11	19	21
Total earnings before taxes	$507	$686	$495

Fixed Charges:
Interest and credit facility fees	$121	$225	$186
Total fixed charges	$121	$225	$186

Earnings available to cover fixed charges	$628	$911	$681

Ratio of earnings to fixed charges	5.2	4.0	3.7

Footnote disclosure:

Total realized and unrealized gains (losses) from investment transactions and capital gains incentive fee expense accrued in accordance with GAAP	$152	$115	$(15)
Earnings available to cover fixed charges excluding above	$476	$796	$696
Ratio of earnings to fixed charges excluding above	3.9	3.5	3.7